SCHEDULE 13D

Amendment No. 1
Bally Entertainment Corporation
Common Stock
Cusip # 05873C106
Filing Fee: No


Cusip # 05873C106
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	623, 050
Item 8:	None
Item 9:	4,136,115
Item 10:	None
Item 11:	4,136,115
Item 13:	8.47%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $0.66 par value (the "Shares") of Bally Entertainment Corporation, a Illinois corporation (the "Company"). The principal executive offices of the Company are located at 8700 West Bryn Mawr Avenue, Chicago, IL 60631.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson 3d is the Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by twelve of the Fidelity Funds, and twenty-two of the Accounts.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.



Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended as follows:

	The Fidelity Funds which own or owned Shares purchased in the aggregate 9,671,902 Shares for cash in the amount of approximately $133,840,471, including brokerage commissions. Except as described below, the Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Of the 13,294 Shares of common stock owned by one of the Fidelity Funds as of February 27, 1996, 13,294 Shares were purchased on margin pursuant to a typical customer margin agreement with Bear, Stearns & Co. Proceeds from 6,214,363 Shares sold aggregated approximately $71,642,347. The attached Schedule B sets forth Shares purchased and/or sold since February 2, 1996.

	The Accounts of FMTC which own or owned Shares purchased in the aggregate 3,971,487 Shares for cash in the amount of approximately $52,771,768, including brokerage commissions.
Except as described below, the Accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Of the 154,565 Shares of common stock owned by one of the Accounts, 47,100 Shares were purchased on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co. In addition, of the 60,962 Shares of common stock owned by another Account as of such date, 18,962 Shares were purchased on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co. Proceeds from 3,293,015
Shares sold aggregated approximately $36,688,621. The attached Schedule B sets forth Shares purchased and/or sold since February 2, 1996.

Item 4.	Purpose of Transaction.

	Item 4 is amended as follows:

	The purpose of Fidelity and FMTC in having the Fidelity Funds and the Accounts purchase Shares is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts.

	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	FMR, Fidelity, and FMTC, beneficially own all 4,136,115
Shares.

	(a)	FMR beneficially owns, through Fidelity, as investment
advisor to the Fidelity Funds, 3,457,643 Shares, or approximately 7.08% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 678,472 Shares, or approximately 1.39% of the outstanding Shares of the Company.
The number of Shares held by the Fidelity Funds includes 489,172 Shares of common stock resulting from the assumed conversion of $15,986,000 principal amount of the 10% Convertible Subordinated Debentures (30.60001 shares of common stock for each $1000 principal amount of the debenture), 13,294 Shares of common stock resulting from the assumed conversion of 6,647 shares of the Convertible Preferred Exchange Series D (2 shares of common stock for each Convertible Preferred Exchange Series D), 610,490 Shares of common stock resulting from the assumed conversion of 744,500 shares of the $0.89 Convertible Preferred Stock (2 shares of common stock for each Convertible Preferred Stock). The number of shares held by FMTC includes 353,524 Shares of common stock resulting from the assumed conversion of 176,762 shares of the Convertible Exchange Series D as described above, 164,082 Shares of common stock from the assumed conversion of 200,100 shares of the $.89 Convertible Preferred Stock as described above. Neither
FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, and FMTC, are 4,136,115 Shares, or approximately
8.47% of the outstanding Shares of the Company.

	(b)	FMR, through its control of Fidelity, investment
advisor to the Fidelity Funds, and the Funds each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 3,444,349 Shares owned directly by certain Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds' Board of Trustees. FMR, through its control of Fidelity, investment advisor to Copernicus Fund, L.P. ("Copernicus") a private investment limited partnership and one of the Fidelity Funds, and Copernicus each has the sole power to vote or direct the voting of 13,294 Shares owned directly by Copernicus. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole dispositive power over 678,472 Shares and sole power to vote or to direct the voting of 609,756 Shares, and no power to vote or to direct the voting of 68,716 Shares owned by the Accounts.

	(c)	Except as set forth in Schedule B, neither FMR, or any
of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	Neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securitites.



Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	February 29, 1996	By:	/s/Arthur
Loring
	Arthur Loring
	Vice President-Legal




SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,
	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Abigail P. Johnson	Director	Portfolio Mgr -
Fidelity
		Management &
Research
		Company

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

David C. Weinstein	Sr. Vice President	Sr. Vice President
Administration	Administration

Gerald M. Lieberman	Sr. Vice Pres. - 	Sr. Vice Pres. -
Chief Financial	Chief Financial
Officer	Officer



SCHEDULE B


Bally Entertainment Corporation

Seven Fidelity Fund(s) purchased Shares since February 2, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	02-09-96	225,200	$15.43
	02-12-96	51,200	15.34
	02-13-96	162,100	15.40
	02-15-96	2,000	15.63
	02-26-96	900	14.75
	02-27-96	148,000	15.19



SCHEDULE B


Bally Entertainment Corporation

One Fidelity Fund(s) purchased shares of the 10% Convertible Subordinated Debenture since February 2, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	02-07-96	3,769,000	$98.25




SCHEDULE B


Bally Entertainment Corporation

One Fidelity Fund(s) sold shares of the 10% Convertible
Subordinated Debenture since February 2, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	02-07-96	3,769,000	$98.25



SCHEDULE B


Bally Entertainment Corporation

One Fidelity Fund(s) sold shares of the $0.89 Convertible
Preferred Stock since February 2, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	02-15-96	20,600	$15.75





SCHEDULE B


Bally Entertainment Corporation

One Account(s) purchased Shares since February 2, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	02-26-96	40,000	$14.75
	02-27-96	2,000	15.19



SCHEDULE B


Bally Entertainment Corporation

One Account(s) sold Shares since February 2, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	02-15-96	25,000	$15.63



SCHEDULE B


Bally Entertainment Corporation

Seven Account(s) sold shares of the $0.89 Convertible Preferred Stock since February 2, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	02-15-96	29,400	$15.75